Exhibit 99.1

ArcelorMittal Announces Pricing of Bond Issue

13 May 2026, 08:00 CET

ArcelorMittal (the “Company” or the “Issuer”) priced yesterday an offering of US$1,000,000,000 aggregate principal amount of 5.375% notes due 19 May 2036 (the “Notes”).

The net proceeds to ArcelorMittal (before expenses), amounting to approximately $987,120,000, will be used for general corporate purposes.

The offering is scheduled to close on 19 May 2026, subject to satisfaction of customary conditions.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC by calling collect: 1-212-834-4533; BofA Securities, Inc. by calling toll-free: 1-800-294-1322; Citigroup Global Markets Inc. by calling toll-free: 1-800-831- 9146; Goldman Sachs & Co. LLC by calling toll-free:1-866-471-2526; HSBC Securities (USA) Inc. by calling toll-free: 1-866-811-8049; Santander US Capital Markets LLC by calling toll-free: 1-855-403-3636; Standard Chartered Bank AG by calling: +44 2078 855739.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended December 31, 2025 filed on March 6, 2026, and ArcelorMittal’s first quarter earnings release furnished to the SEC on Form 6-K on May 12, 2026 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No communication and no information in respect of the offering of securities may be distributed to the public in any jurisdiction where a registration or approval is required. The offering or subscription of securities may be subject to specific legal or regulatory restrictions in certain jurisdictions. ArcelorMittal takes no responsibility for any violation of any such restrictions by any person.

This press release does not constitute or form part of, and should not be construed as, an offer to sell, or the solicitation or invitation of any offer to buy or subscribe for, any securities in any jurisdiction or an inducement to enter into investment activity. No part of this press release, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. Any purchase of any securities should be made solely on the basis of the offering memorandum prepared in connection with the issuance of securities by ArcelorMittal, which will contain the definitive terms of the securities transactions described herein.

This press release is only addressed to and directed at persons in member states of the European Economic Area who are not Retail Investors and should not be acted upon or relied upon in any member state of the European Economic Area by persons who are Retail Investors. For these purposes, (a) a Retail Investor means a person who is one (or more) of the following: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“EU MiFID II”), (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of EU MiFID II, or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129; and (b) the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes.

This press release is only addressed to and directed at persons in the United Kingdom who are not Retail Investors and should not be acted upon or relied upon the United Kingdom by persons who are Retail Investors. For these purposes, (a) a Retail Investor means a person who is either one (or both) of the following: (i) not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European (Withdrawal) Act 2018, as amended; or (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024; and (b) the expression an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to buy or subscribe for the Notes.

This press release is directed only at persons in the United Kingdom having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 and to those persons to whom it can otherwise lawfully be distributed.

No PRIIPs key information document (KID) or CCI product summary has been prepared as not available to retail investors in EEA or the UK.

ENDS